Exhibit 99.2

FOR IMMEDIATE RELEASE
Contact: Manuel Villas-Boas Espírito Santo Financial Group +44-20-7332-4350 - or - Mark Walter Taylor Rafferty, London +44-20-7614-2900 - or - James P Prout Taylor Rafferty, New York +1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP ANNOUNCES THE RESULTS OF ITS INSURANCE SUBSIDIARIES FOR 2005

LUXEMBOURG/PORTUGAL – February 14 2006 – Espírito Santo Financial Group S.A. (“ESFG”) (Euronext Lisbon and NYSE: esf), announced today the un-audited results, according to IAS, of its insurance subsidiaries Companhia de Seguros Tranquilidade (“Tranquilidade”) (non-life), Espírito Santo Seguros (“ES Seguros”) (non-life bancassurance) and Companhia de Seguros Tranquilidade Vida (“Tranquilidade Vida”) (life), for 2005.

HIGHLIGHTS

Combined net profits for the three ESFG insurance subsidiaries in Portugal reached 66.7 million Euros in 2005, representing a 31.8% increase over 2004 figures;

Tranquilidade’s net profits of 28.2 million Euros grow 6.4% whilst the claims ratio declines to 69.1% and the combined ratio remains at below 100.0%;

ES Seguros shows a 30.3% growth in net profits to 4.3 million Euros and a combined ratio of 94.5%;

Tranquilidade Vida’s net profits increase 64.4% to 34.2 million Euros, following a strategy of selective growth and a significant reduction in costs;

- more -

NEW ACCOUNTING FRAMEWORK

Although the three above mentioned insurance companies are not required by Portuguese regulators to present their 2005 accounts in accordance with IFRS, it has been decided that their 2005 accounts should be prepared and presented in accordance with IFRS as they are materially relevant to ESFG’s own consolidated results and ESFG, as a company which has its shares securities admitted to trading on a regulated market of Member State of the European Union, prepares its consolidated accounts for each financial year starting on or after 1st January 2005 in accordance with IFRS.

The IAS 39 and IFRS 4 standards were adopted by Tranquilidade, ES Seguros and Tranquilidade Vida on 1st January 2005, as permitted by IFRS 1. The other standards, which have a lesser impact, were adopted on 1st January 2004. The transition adjustments for the conversion of Generally Accepted Accounting Principles in Portugal (the local principles) to IFRS have been accounted for in Shareholders’ Funds on 1st January 2005. However, because the transition adjustments must conform with accounting standards in force on 31st December 2005, the quantification effects of such a transition must be considered provisional and subject to changes which, depending on the actual standards, could be material.

Thus, the comparison between the results for 2005 and those of the previous year are difficult. In order to somewhat facilitate this comparison, the 2004 accounts have been reclassified in accordance with IFRS, although the numbers have been calculated in accordance with the local principles except for the IFRS standards mentioned in the above paragraph.

 TRANQUILIDADE

Tranquilidade’s un-audited net profits for 2005 reached 28.2 million Euros, 6.4% above 2004 net profits.

Gross written premiums grew 8.8% to 365.7 million Euros, above market average (1.8%), with very strong growth in strategic products, such as Health (22.0%), Personal Accidents (22.9%) and Fire and Other Perils (5.3%) . These premiums include those originating from the portfolio of ESIA Inter-Atlântico, which was merged with Tranquilidade in December 2004. However, Tranquilidade’s gross written premiums would still have shown an above market growth of 5.0%, if ESIA’s portfolio had been excluded. The total number of policies in force at December 2005 reached 1,069,448, growing by 3.7% over 2004.

The strong premium growth enabled Tranquilidade to increase its market share from 7.9% to 8.5%.

The claims ratio net of reinsurance improved to 69.1% from an already outstanding performance of 70.2% in 2004.

Tranquilidade’s general costs have been kept under strict control, with the costs to gross written premiums ratio decreasing from 23.2% to the 22.8% level. The absolute increase in general costs of 6.5% is explained by the merger with ESIA Inter-Atlântico, that resulted in the incorporation in Tranquilidade’s workforce of 54 additional employees. In 2005 Tranquilidade agents accounted for more than 25.000 new assurfinance clients for its sister company Banco Espírito Santo (“BES”), thus enhancing its significance as a marketing tool for a select number of BES’ products outside the sphere of BES’ clientele.

Tranquilidade’s statutory combined ratio at the end of 2005 was 99.5%, slightly above the level reached in 2004. Tranquilidade ended 2005 with a 313.0% solvency ratio, improving on the good 273.0% margin already registered in 2004. Shareholders’ equity reached 196.3 million Euros in 2005, showing a 14.7% increase over the 2004 figures.

Tranquilidade

Main Operating Indicators and Variables

€ millions
	Dec 2004	Dec 2005	Var.
Balance Sheet
Investments	568.7	608.1	6.9%
Net Assets	826.8	877.4	6.1%
Shareholders Equity	171.2	196.3	14.7%
Unearned premium reserve	97.8	96.5	-1.3%
Claims reserves (gross)	448.1	494.5	10.4%
Claims reserves (net of reinsurance)	416.1	456.2	9.6%
Technical reserves (gross)	552.2	594.6	7.7%
Profit and Loss Account
Gross written premiums (GWP)	336.0	365.7	8.8%
Net written premiums (NWP)	291.8	317.5	8.8%
Gross Claims	216.7	240.1	10.8%
General costs	78.1	83.2	6.5%
Net operating costs	101.8	107.5	5.6%
Net profits	26.5	28.2	6.4%
Claims ratio (gross)	64.8%	65.3%	0.5%
Claims ratio (net of reinsurance)	70.2%	69.1%	-1.1	pp
Combined ratio	98.6%	99.5%	0.9%
Productivity
Nr. Policies	1.031,305	1.069,448	3.7%
GWP/ NR. Employees (annualised)	0.408	0.428	4.8%
General costs / GWP	23.2%	22.8%	-0.4	pp

General costs / Nr. Employees’ years	0.095	0.097	2.5%
Other
Number of employees	823	855	3.9%

Solvency	273%	313%	40.0	pp

ESPÍRITO SANTO SEGUROS

ES Seguros’ un-audited net profits for 2005 grew 30.3% against those of 2004, reaching 4.3 million Euros, or 7.0% of gross written premiums. This is mainly due to a combination of good technical results and strict control of operational costs.

ES Seguros’ gross written premiums reached 61.8 million Euros in 2005, corresponding to an increase of 4.7% against the previous year.

Claims ratio (net of reinsurance) ended at 73.7% and the combined ratio at 94.5%, reflecting a strict underwriting and cost control policy.

ES Seguros’ shareholder’s equity grew by 25.1% to 22.4 million Euros in 2005 and its solvency ratio increased from 177.2% in 2004 to 214.4% in 2005.

Espírito Santo Seguros

Main Operating Indicators and Variables

€ millions
	Dec 2004	Dec 2005	Var.
Balance Sheet
Investments	58.2	70.1	20.4%
Net assets	66.1	79.1	19.7%
Shareholders’ funds	17.9	22.4	25.1%
Unearned premium reserve	16.9	17.8	5.3%
Claims reserves (gross)	24.2	33.2	37.2%
Claims reserves (net of reinsurance)	21.2	29.7	40.1%
Technical reserves (gross)	41.6	51.5	23.8%
Profit and Loss Account
Gross written premiums (GWP)	59.0	61.8	4.7%
Net written premiums	55.3	57.4	3.8%
Cost of claims (gross)*	39.6	43.2	9.1%
General costs	9.6	9.1	-5.2%
Net operating costs	12.3	11.4	-7.3%
Net profits	3.3	4.3	30.3%
Claims ratio (gross)*	69.8%	70.6%	0.8	pp
Claims ratio (net of reinsurance)*	71.2%	73.7%	2.5	pp
Combined ratio	94.1%	94.5%	0.4	pp
Productivity
Number of policies	339,115	336,374	-0.8%
Premiums/Number of employees	1,203	1,373	14.1%
General costs/GWP	16.3%	14.7%	-1.6	pp

General costs/Number of employees	0.195	0.203	4.1%
Other
Number of employees	49	45	-4

Solvency	177.2%	214.4%	37.2	pp

TRANQUILIDADE VIDA

Tranquilidade Vida’s un-audited net profits reached 34.2 million Euros, corresponding to an increase of 64.4% over those of 2004.

When analyzing the premium performance, it is important to note that the insurance contracts with significant risk as well as the products with profit sharing have been treated in accordance with IFRS 4, whilst the other products (such as unit linked products and products without profit sharing), are treated in accordance with IAS 39. The premiums, claims and changes in mathematical provisions related to the products treated under IAS 39 are not included as revenues and costs, but included, for their net value, under Investment Contracts.

Thus, at 31st December 2004, technical provisions were not reclassified in accordance with IAS/IFRS, meaning that they are not differentiated between insurance contracts and investment contracts.

Amounts received from clients under IAS 39 (unit linked products and products without profits sharing) increased 47.8% to 643.9 million Euros in 2005, against 2004. Amounts received under IFRS 4 (products with a significant risk content or products with profits sharing) increased 23.8% in the same period, to 573.2 million Euros.

In order to facilitate comparisons with the rest of the Portuguese market which does not report under IAS/IFRS, the following analysis will add up both these amounts.

Total premiums increased to 1,217.1 million Euros at the end of 2005, corresponding to a 35.4% growth against 2004. Tranquilidade Vida achieved an overall market share of 13.0% in the Portuguese market at the end of 2005, down from 14.3% in 2004. This decline is due to the Tranquilidade Vida premium growth being below that of the Portuguese market which registered very high growth in 2005, namely an overall rate of 46.2% and a rate of 63.0% in capitalisation products.

Tranquilidade Vida grew 43.8% in capitalisation products in 2005, with particular emphasis in unit linked products which weighted 67.1% in overall production in 2005 against 49.9% in the previous year.

In the area of traditional products, Tranquilidade Vida achieved a 47.7% growth rate, increasing its market share from 10.0% in 2004 to 13.0% in 2005.

In private pension plans (“PPRs”), Tranquilidade Vida grew 19.7% corresponding to a leading market share of 28.8% in 2005. This advance reflects a deliberate strategy to concentrate on these products which help develop greater loyalty from clients.

Tranquilidade Vida’s financial results declined 4.6% to 226.3 million Euros at the end of 2005, with low long term interest rates discouraged long term investments in long term products. However, the equity portfolio had a good performance which partially compensated the decline in investment income. In PPRs guaranteed rates declined from 3.33% in 2004 to 2.96% in 2005 and from 3.44% to 2.95% in capitalisation products.

The aggregate of claims arising from products treated under IFRS 4 and IAS 39 was 754.6 million Euros at the end of 2005, corresponding to a 47.7% increase over the previous year. This is due to the high level of maturities occurring throughout 2005. Operational costs declined 15.1% in 2005 reflecting the cost containment strategy implemented over recent years as well as the renegotiation of fund management contracts.

The adjustments arising form the adoption of IFRS caused a reduction in shareholders funds of 4.8%, which had a negative effect totalling 50.0 million Euros. This was partially compensated by the positive development in 2005 results and potential capital gains in Tranquilidade Vida’s equity portfolio.

Tranquilidade Vida’s solvency ratios calculated under local criteria increased to 196.9% in 2005 against 188.5% in the previous year, corresponding to an excess in coverage of 200 million Euros.

Tranquilidade Vida

Main Operating Indicators and Variables

€ millions
	Dec-04	Dec-05	Var.
Balance Sheet
Investments	5,756.2	6,278.9	9.1%
Net Assets	5,827.4	6,422.6	10.2%
Shareholders’ Funds	288.2	274.3	-4.8%
Technical Provisions	5,395.6	4,126.1	-23.5%
Investment Contracts		1,896.8

	Dec-04	Dec-05	Var.
Profit and Loss Account
Premiums written-direct business	898.6	573.2	-36.2%
Costs of claims	510.9	611.1	19.6%
Mathematical Provisions (variation)	220.5	27.5	-87.5%
Share in results	22.1	13.0	-41.2%
Other technical provisions (variation)	310.3	0.0	-100.0%
Results from investment contracts	0.0	5.1
Financial results	237.3	226.3	-4.6%
Operational costs	18.6	15.8	-15.1%
Other income	2.4	4.3	79.2%
Net profit	20.8	34.2	64.4%

Profitability/Productivity
Net profits / Shareholders’ funds	7.2%	12.5%	5.3	pp
Net profits / Net assets	0.4%	0.5%	0.10	pp
Net profits / Number of employees (thousand Euros)	257	438	70.4%

Other
Number of Employees	81	78	-3.7%
Solvency ratio (local criteria)	188.5%	196.9%	8.4	pp

Capitais entregues tratados no âmbito IAS 39	435.6	643.9	47.8%
Prémios de seguro tratados no âmbito IFRS 4	463.0	573.2	23.8%
Total de prémios nas contas locais	898.6	1,217.1	35.4%

Claims under IAS 39	172.2	143.5	-16.7%
Claims under IFRS 4	257.3	611.1	137.5%
Total claims under Portuguese accounting	510.9	754.6	47.7%

###

The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Investment banking, Stock-brokerage and Asset management in Portugal and internationally. For additional information on Espírito Santo Financial Group, its subsidiaries, operations and results, please visit the Company’s website on www.esfg.com.